

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Moti Malul
Chief Executive Officer
NeoGames S.A.
63-65, rue de Merl
L-2146 Luxembourg , Grand Duchy of Luxembourg

      Re: NeoGames S.A.
          Form 20-F for the Year Ended December 31, 2021
          Filed April 14, 2022
          Form 6-K
          Filed May 19, 2022
          File No. 001-39721

Dear Mr. Malul:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 6-K filed May 19, 2022

Press release, page 1

1.   Please tell us your consideration of furnishing a Form 6-K with the financial statements of Aspire Global plc which were included in the prospectus supplement registered with the Swedish Financial Supervisory Authority.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services